UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Further to Alarum Technologies Ltd.’s (the “Registrant”) Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 22, 2026, regarding the Registrant’s receipt of a motion seeking the discovery and inspection of certain Registrant documents (the “Initial Discovery Motion”), on August 10, 2026, the Registrant was formally served with an additional motion filed in the Economic Department of the District Court in Tel Aviv pursuant to Section 198A of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), concerning the similar underlying matters as the Initial Discovery Motion (the “Additional Discovery Motion”). The Additional Discovery Motion lists the Registrant’s subsidiary, NetNut Ltd., as another respondent.

The court set a timeline for the Registrant’s answer and a response to the Registrant’s answer, and scheduled a hearing on the Additional Discovery Motion for December 14, 2026.

In addition, further to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 22, 2026, regarding the motion to certify a claim as a class action filed in the Economic Department of the District Court in Tel Aviv, Israel, against the Registrant, and some of its officers (the “Israeli Class Action Motion”), the Registrant has subsequently become aware of, but has not been served with, a class action complaint filed on August 5, 2026 by Omer Cygler in the United States District Court for the District of New Jersey against the same defendants named in the Israeli Class Action Motion.

The Registrant is reviewing both proceedings together with its legal advisors and intends to defend itself vigorously. The Registrant will provide updates regarding these matters if and when required in accordance with applicable law.

This Report of Foreign Private Issuer on Form 6-K (the “Report”), including its exhibit, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585, 333-285941 and 333-296294) and Form F-3 (File No. 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the possibility of a derivative action, the class action, and other litigation arising from the proceedings described above. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” and similar expressions are intended to identify forward-looking statements. Because such statements relate to future matters and are based on the Registrant’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the possible outcome of any discovery, motions, derivative actions, class action, or other litigation, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Registrant’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and in its subsequent filings with the SEC. Except as required by law, the Registrant undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 13, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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